UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
March 15, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☑	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Press Presse
Munich, Germany, March 15, 2011
Independent expert values Siemens stake in Areva NP at € 1.62 billion
An independent expert appointed by Siemens AG and Areva S.A. has determined the value of Siemens’ share in the nuclear power joint venture Areva NP S.A.S. at € 1.62 billion. In January 2009, Siemens terminated the shareholders’ agreement for the joint venture and, pursuant to a put option, will sell its 34 percent stake to Areva S.A., the majority shareholder. Under the terms of the shareholders’ agreement between Siemens and Areva, the stake is to be transferred by end of January 2012 at the latest. Siemens expects the sale to make a significant positive contribution to profit in the second quarter of fiscal year 2011. An ongoing arbitration proceeding will decide, among others, on the possibility of an increase or a reduction in Areva’s payment of up to 40 percent. A decision by the arbitral tribunal is expected in the spring of 2011 and could have a material impact on profit.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is the world’s largest provider of environmental technologies, generating some €28 billion – more than one-third of its total revenue – from green products and solutions. In fiscal 2010, which ended on September 30, 2010, revenue totaled €76 billion and net income €4.1 billion. At the end of September 2010, Siemens had around 405,000 employees worldwide. Further information is available on the Internet at: www.siemens.com.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other

Siemens AG	Media Relations: Jörn Roggenbuck
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-33581
Wittelsbacherplatz 2, 80333 Munich	E-mail: joern.roggenbuck@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201103.46 e
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assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Media Relations: Jörn Roggenbuck
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-33581
Wittelsbacherplatz 2, 80333 Munich	E-mail: joern.roggenbuck@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201103.46 e
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: March 15, 2011	/s/ Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling